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S

SI E COMMISSION

0549

02021305

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41787

RECEIVED MAR 1 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Patrick J. Collins, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hidden Brook Road
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward O'Connor (212) 286-2600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name — *if individual, state last, first, middle name)*

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 3-27

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick J. Collins, Inc., as of December, 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of N.Y.
County of N.Y.

Patrick J. Collins
Signature

President
Title

Sandra L. Williamson
Notary Public 02-28-02

SANDRA L. WILLIAMSON
Notary Public, State of New York
No. 01W15066769
Qualified in Queens County
Commission Expires Oct. 7, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting required by SEC rule 17a-5 .
- X (p) Notes to Financial Statements.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PATRICK J. COLLINS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP

ACCOUNTANTS AND CONSULTANTS

60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT

To The Stockholder of
Patrick J. Collins, Inc.

We have audited the accompanying statement of financial condition of Patrick J. Collins, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick J. Collins, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented by management for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins LLP

February 15, 2002

PATRICK J. COLLINS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 47,473
Receivable from clearance account	103,175
Receivable from customers	142,324
Receivable from non customers	797
Prepaid expenses	10,000
Exchange memberships contributed for use of company, at market value	2,200,000
	$ 2,503,769

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank loans payable	$ 47,682
Accounts payable and accrued expenses	85,886
Accrued income taxes	2,918
	136,486
Exchange memberships contributed for use of company, at market value	2,200,000
Total liabilities	2,336,486
Stockholder's Equity	
Common stock par value $1	
100 shares issued and outstanding	100
Additional paid-in-capital	268,241
Retained earnings (deficit)	(101,058)
Total stockholder's equity	167,283
	$ 2,503,769

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions- members	$ 1,327,200
Commissions- non members	738,355
Interest and dividends	2,121
	2,067,676
Expenses	
Employee compensation, benefits and related expenses	809,899
Interest	174,105
Meals and entertainment	95,645
Advertising	36,497
Commissions	27,670
Error account fees	40,983
Seat lease expense	300,000
Contributions	61,617
Regulatory fees and expenses	111,642
Professional fees	47,267
Telephone and communications	51,916
Travels	53,873
Rent	15,000
Other operating expenses	212,194
	2,038,308
Income before provision for local income taxes	29,368
Provision for local income taxes	12,913
Net Income	$ 16,455

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 100	$ 268,241	$(117,513)	$ 150,828
Net income			16,455	16,455
Stockholder's equity, end of year	$ 100	$ 268,241	$(101,058)	$ 167,283

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ 16,455
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	4,360
(Increase) decrease in operating assets	
Receivable from clearance account	(2,054)
Receivable from customers	24,021
Receivable from non-customers	189
Prepaid expenses	(10,000)
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	14,128
Accrued income taxes	676
Net cash provided by operating activities	47,775
Cash flows from investing activities	
Purchase of equipment	(4,360)
Cash flows from financing activities	
Borrowing on bank loans	750
Net cash provided by financing activities	750
Net increase in cash and cash equivalents	44,165
Cash and cash equivalents, beginning of year	3,308
Cash and cash equivalents, end of year	$ 47,473

Supplementary cash flow information
Interest paid during the year $4,105

See accompanying notes to financial statements.

PATRICK J. COLLINS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization

Patrick J. Collins, Inc. (the Company), a Sub S Corporation, is a broker-dealer registered with the Securities and Exchange Commission.

2. Significant Accounting Policies

Income Taxes

The Company is treated as a S corporation for federal and state income tax purposes and accordingly does not record a federal provision for income taxes because the individual member reports his share of the Company's income or loss on his income tax returns. The company does incur New York City income tax.

Advertising

The company follows the policy of charging the costs of advertising to expense as incurred. For the year ended December 31, 2001, advertising expense was $36,497.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Profit Sharing Plan

The Company maintains a noncontributory qualified defined contribution profit sharing plan for eligible employees. The Company's contribution to the plan is determined as a percentage of the covered employee's salary, subject to the Employee Retirement Income Security Act limitations. Plan contribution for 2001 was $0.

PATRICK J. COLLINS, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had excess net capital of $147,387.

4. **Lease Commitments**

At December 31, 2000, the Company had entered into an agreement to lease an exchange seat for $25,000 month. Total rent expense under the lease was $300,000 for the year ended December 31, 2001.

5. **Loan Payable to Bank**

The Company has a credit line of $55,000 of which $47,682 has been drawn down. The borrowing rate is prime plus 2 percent.

PATRICK J. COLLINS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

	2001
Stockholder's equity (net capital)	$ 167,283
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	10,000
Receivable from non customers	797
Total non-allowable assets	10,797
Net capital before haircuts on securities positions and undue concentration	156,486
Net capital	156,486
Minimum capital requirements (greater of 6-2/3% of Aggregate indebtedness or $5,000)	9,099
Excess net capital	$ 147,387
Aggregate indebtedness – total liabilities	$ 136,486
Ratio of aggregate indebtedness to net capital	.87 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2001.

See independent auditors' report.

PATRICK J. COLLINS, INC.

STATEMENT OF EXEMPTION FROM RULE 15c3-3
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

DECEMBER 31, 2001

Patrick J. Collins, Inc. (an S Corporation) clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(B) of S.E.C. Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

See independent auditors' report.

REPORT OF INDEPENDENT ACCOUNTANTS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
60 EAST 42ND STREET • NEW YORK, NY 10165-3698
(212) 286 2600 • FAX (212) 286 4080

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Stockholder
of Patrick J. Collins, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Patrick J. Collins, Inc. (an S Corporation) for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

O'Connor Davies Munns & Dobbins LLP

February 15, 2002